EXHIBIT 99.114
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                  JUNE 23, 2004

                    ADVANTAGE ANNOUNCES EXECUTIVE APPOINTMENT

                                  (TSX: AVN.UN)
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CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage" or the "Fund") is
pleased to announce that Mr. Peter A. Hanrahan has been promoted to the position of Vice President, Finance and Chief Financial Officer. Mr. Hanrahan has been with Advantage since its inception on May 23, 2001 most recently as Chief Financial Officer and Controller.

Mr. Hanrahan has over 15 years experience in financial management, financial reporting, treasury and taxation in the oil and gas industry. Previously, Mr. Hanrahan held the position of Controller for Search Energy Corp., the predecessor entity of Advantage. Before joining Search, he held various senior financial positions at Numac Energy Inc., a senior oil and gas company. Prior to 1993, he was in public practice with Price Waterhouse in Calgary, where he specialized in oil and gas audit and taxation for 5 years.
For further information contact:

                       Mr. Gary F. Bourgeois, VP Corporate
                                  Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com